UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): March 7, 2021

DMY TECHNOLOGY GROUP, INC. III

(Exact name of registrant as specified in its charter)

Delaware	001-39694	84-2992192
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1180 North Town Center Drive, Suite 100

Las Vegas, Nevada 89144

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (702) 781-4313

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Exchange Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock and one-fourth of one redeemable warrant	DMYI.U	The New York Stock Exchange
Class A common stock, par value $0.0001 per share	DMYI	The New York Stock Exchange
Warrants, each whole warrant exercisable for one share of Class A common stock, each at an exercise price of $11.50 per share	DMYI WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01 Entry into a Material Definitive Agreement

This section describes the material provisions of the Merger Agreement (as defined below) but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which is attached hereto as Exhibit 2.1. Unless otherwise defined herein, the capitalized terms used below are defined in the Merger Agreement.

The Merger and the Merger Agreement

On March 7, 2021, dMY Technology Group, Inc. III (the “Company” or “dMY”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Ion Trap Acquisition Inc., a Delaware corporation and a direct, wholly owned subsidiary of dMY (“Merger Sub”) and IonQ, Inc., a Delaware corporation (“IonQ”).

Pursuant to the Merger Agreement, at the Effective Time, and in accordance with the Delaware General Corporation Law, as amended (“DGCL”), Merger Sub will merge with and into IonQ (the “Merger”), with IonQ continuing as the surviving entity in the Merger and, after giving effect to the Merger, becoming a wholly owned subsidiary of the Company.

Conversion of Securities

Immediately prior to the Effective Time, each share of dMY Class B Common Stock that is issued and outstanding as of such time will automatically convert into one share of dMY Class A Common Stock (subject to the vesting of the Sponsor Vesting Shares as described under “Certain Related Agreements – Sponsor Support Agreement” below).

At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Merger Sub, IonQ or the holders of any of IonQ’s securities:

(a)

each share of IonQ common stock and each share of IonQ preferred stock (on an as-converted to IonQ common stock basis) issued and outstanding immediately prior to the Effective Time, will be canceled and converted into the right to receive the number of shares of dMY Class A common stock equal to the Exchange Ratio (each as defined in the Merger Agreement and described below);

(b)

any shares of IonQ common or preferred stock held in the treasury of IonQ or owned by the Company, Merger Sub or IonQ immediately prior to the Effective Time will be canceled without any conversion thereof and no payment or distribution shall be made with respect thereto;

(c)

Each IonQ warrant issued and outstanding immediately prior to the Effective Time will cease to represent a conditional right to purchase a number of shares of IonQ Series B-1 Preferred Stock and will be converted into a conditional right to purchase a number of shares of dMY Class A common stock equal to the product (rounded down to the nearest whole number) of (a) the number of shares of IonQ Series B-1 Preferred Stock that such warrant had the conditional right to purchase and (b) the Exchange Ratio, at an exercise price per share (rounded up to the nearest whole cent) equal to (A) the exercise price per share of such warrant immediately prior to the Effective Time divided by (B) the Exchange Ratio, on the same terms and be subject to the same conditions (including applicable vesting conditions) as set forth in the applicable warrant agreement (other than that any reference to IonQ therein should be construed as a reference to dMY) and in the Merger Agreement;

(d)

Each IonQ option issued and outstanding immediately prior to the Effective Time (each, a “Converted Stock Option”) will be assumed by dMY and converted into an option to purchase shares of dMY Class A common stock on the same terms and conditions as were applicable to such Converted Stock Option immediately prior to the Effective Time, including applicable vesting conditions and exercisability terms, equal to the product (rounded down to the nearest whole number) of (a) the number of shares of IonQ common stock subject to such Converted Stock Option immediately prior to the Effective Time and (b) the Exchange Ratio, at an exercise price per share (rounded up to the nearest whole cent) equal to (i) the exercise price per share of such Converted Stock Option immediately prior to the Effective Time divided by (ii) the Exchange Ratio; and

(e)	each issued and outstanding share of common stock of Merger Sub will be converted into and become one validly issued, fully paid and nonassessable share of common stock of the surviving corporation.

The “IonQ Equity Value” pursuant to the Merger Agreement is an amount equal to $1,275,000,000, subject to certain adjustments in accordance with the Merger Agreement for the cash and debt of IonQ and certain transaction expenses of dMY and IonQ.

The “Aggregate Stock Consideration” means the number of shares of dMY Class A common stock obtained by dividing (a) the IonQ Equity Value by (b) $10.00.

The “Exchange Ratio” means the quotient determined by dividing (i) the Aggregate Stock Consideration by (ii) IonQ’s Fully Diluted Share Amount.

Conditions to Closing

The consummation of the Merger is subject to the satisfaction or waiver of certain customary closing conditions, including, among others, (i) expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act and any other required regulatory approvals applicable to the transactions contemplated by the Merger Agreement and the Ancillary Agreements having been obtained, (ii) the absence of any applicable law in effect that makes the consummation of the transactions contemplated by the Merger Agreement illegal or any order in effect preventing the consummation of the transactions contemplated by the Merger Agreement, (iii) the Required dMY Vote having been obtained, (iv) the Company Stockholder Approval having been obtained, (v) effectiveness of the registration statement on Form S-4 (the “Registration Statement”) to be filed by the Company in connection with the Merger, no stop order having been issued by the U.S. Securities and Exchange Commissions (the “SEC”) remaining in effect with respect to the registration statement, and no proceeding seeking such a stop order having been threatened or initiated by the SEC remaining pending, (vi) that the Company has at least $5,000,001 of net tangible assets immediately after giving effect to the transactions contemplated by the Merger Agreement after the dMY Share Redemption, (vii) receipt of conditional approval for listing on the New York Stock Exchange the shares of the Company’s Class A common stock to be issued in connection with the closing of the Merger (the “Closing”), subject only to official notice of issuance, (viii) consummation of the PIPE Investment (as defined below) prior to or substantially concurrently with the Closing in an amount not less than $332,640,000, and (ix) the Available Cash being not less than $225,000,000.

Covenants, Representations and Warranties

The Merger Agreement contains customary covenants and representations and warranties, including, among others, providing for (i) the parties to conduct their respective businesses in the ordinary course in all material respects through the Closing, subject to certain exceptions, (ii) the parties to not solicit or enter into any agreements for certain alternative transactions, (iii) IonQ to prepare and deliver to the Company certain financial statements, (iv) the Company and IonQ to prepare and the Company to file the Registration Statement and take certain other actions to obtain the requisite approval of the Company’s stockholders of certain proposals regarding the Merger, (v) IonQ to use commercially reasonable efforts to take certain actions with respect to its intellectual property and (vi) the parties to use commercially reasonable efforts to obtain necessary approvals from governmental agencies. The Merger Agreement also contains customary representations and warranties by the Company, Merger Sub and IonQ that do not survive the Closing.

Termination

The Merger Agreement may be terminated at any time prior to the Closing (i) by mutual written consent of the Company and IonQ, (ii) by IonQ or the Company (in certain circumstances), if the Required dMY Vote is not obtained at the dMY Stockholder Meeting, (iii) by the Company, if the Company Stockholder Approval is not obtained within three business days after the Registration Statement has been declared effective by the SEC, (iv) by IonQ, for any uncured material breach by the Company, (v) by the Company, for any uncured material breach by IonQ, (vi) by either the Company or IonQ in certain other circumstances set forth in the Merger Agreement, including (a) if any applicable law is in effect making the consummation of the transactions contemplated by the Merger Agreement illegal, or any final, non-appealable order is in effect permanently preventing the consummation of the transactions contemplated by the Merger Agreement or (b) if the Closing has not occurred by December 7, 2021.

Certain Related Agreements

Subscription Agreements

On March 7, 2021, concurrently with the execution of the Merger Agreement, the Company entered into subscription agreements (the “Subscription Agreements”) with certain investors (collectively, the “PIPE Investors”), pursuant to, and on the terms and subject to the conditions of which, the PIPE Investors have collectively subscribed for 35,000,000 shares of the Company’s Class A common stock for an aggregate purchase price equal to $350,000,000 (the “PIPE Investment”).

The foregoing description of the Subscription Agreements is not complete and is qualified in its entirety by reference to the Subscription Agreements. A Subscription Agreement substantially in the form filed with this Current Report on Form 8-K as Exhibit 10.1 has been entered into by and among the Company and certain financial investors, and the terms of which are incorporated by reference herein. Subscription Agreements entered into by and among the Company and each of Hyundai Motor Company (“Hyundai”), KIA Motors Corporation (“Kia”), MSD Partners, L.P. (“MSD”), Silver Lake Partners VI DE (AIV), L.P. (“Silver Lake”) and Breakthrough Energy Ventures II, L.P. (“BEV,” and together with Hyundai, Kia, MSD and Silver Lake, the “Strategic Investors”), are filed with this Current Report on Form 8-K as Exhibit 10.2, 10.3, 10.4, 10.5 and 10.6, respectively, and the terms of which are incorporated by reference herein. A Subscription Agreement substantially in the form filed with this Current Report on Form 8-K as Exhibit 10.7 has been entered into by and among the Company and certain venture capital and other investors, and the terms of which are incorporated by reference herein.

The Strategic Investors have agreed to be bound by lock-up provisions with respect to their subscribed shares. The lock-up periods for Strategic Investors vary between 6 and 18 months, subject to certain conditions, depending on the number of shares of dMY Class A common stock subscribed for by each Strategic Investor and a number of other factors. Venture capital and other investors have agreed to be bound by lock-up provisions with respect to their subscribed shares for a period of six months, subject to the terms of their subscription agreements or, in the case of certain investors that were previously investors in the Company, the Lock-Up Agreement as defined and described below.

Sponsor Support Agreement

On March 7, 2021, concurrently with the execution of the Merger Agreement, IonQ, dMY and the holders of dMY Class B Common Stock (the “Sponsor Holders”) entered into a support agreement (the “Sponsor Support Agreement”), pursuant to which the Sponsor Holders agreed to (a) vote all of their dMY securities in favor of the Merger Agreement, the transactions contemplated by the Merger Agreement and certain other matters and against certain other matters and (b) certain restrictions on their dMY securities, in each case upon the terms and subject to the conditions set forth therein. The Sponsor Holders agree that, as of the consummation of the Merger, 750,000 shares of dMY Class A Common Stock issued or issuable upon the exercise or conversion of dMY Class B Common Stock in the Merger (the “Vesting Shares”) will be unvested and subject to certain vesting and forfeiture provisions, as follows: (i) one third of the Vesting Shares beneficially owned by each Sponsor Holder will vest at such time as the closing price of dMY Class A Common Stock exceeds $12.50 for any 20 trading days within a period of 30 consecutive trading days following the Closing, or if dMY consummates a transaction following the Closing meeting the requirements set forth in the Sponsor Support Agreement which results in its stockholders having the right to exchange their shares for cash, securities or other property having a value of at least $12.50 per share; (ii) one third of the Vesting Shares beneficially owned by each Sponsor Holder will vest at such time as the closing price of dMY Class A Common Stock exceeds $15.00 for any 20 trading days within a period of 30 consecutive trading days following the Closing, or if dMY consummates a transaction following the Closing meeting the requirements set forth in the Sponsor Support Agreement which results in its stockholders having the right to exchange their shares for cash, securities or other property having a value of at least $15.00 per share; and (iii) one third of the Vesting Shares beneficially owned by each Sponsor Holder will vest at such time as the closing price of dMY Class A Common Stock exceeds $17.50 for any 20 trading days within a period of 30 consecutive trading days following the Closing, or if dMY consummates a transaction following the Closing meeting the requirements set forth in the Sponsor Support Agreement which results in its stockholders having the right to exchange their shares for cash, securities or other property having a value of at least $17.50 per share. Vesting Shares that remain unvested on the first business day after five years from the Closing will be surrendered by the Sponsor Holders to the Company without any consideration for such transfer.

Stockholder Support Agreement

On March 7, 2021, the Company also announced entry into a support agreement (the “Stockholder Support Agreement”), by and among the Company, IonQ and certain stockholders of IonQ (the “IonQ Holders”). Under the Stockholder Support Agreement, the IonQ Holders agreed, among other things, as promptly as practicable following the SEC declaring effective the proxy statement/prospectus relating to the approval by the IonQ stockholders of the Merger, to vote, or provide consent with respect to, the securities of IonQ set forth in the Stockholder Support Agreement in favor of adopting the Merger Agreement and the transactions contemplated thereby, among other matters, and against certain other matters.

Lock-Up Agreement

On March 7, 2021, the Company entered into a lock-up agreement restricting the transfer of its securities held by such contracting parties immediately following the Closing (the “Lock-Up Agreement”), with (i) the Sponsor Holders, (ii) the executive officers and members of the board of directors of IonQ (the “Management Holders”) and (iii) certain IonQ stockholders (the “Lock-up IonQ Holders”) . The parties to such Lock-Up Agreements agree not to, without the prior written consent of the board of directors of the Company, (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option, right or warrant to purchase or otherwise transfer, dispose of or agree to transfer or dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations of the SEC promulgated thereunder, any shares of the Company’s common stock, par value $0.0001 per share (the “Common Stock”) held by it immediately after Closing (including Common Stock acquired as part of the PIPE Investment or issued in exchange for, or on conversion or exercise of, any securities issued as part of the PIPE Investment), any shares of Common Stock issuable upon the exercise of options to purchase shares of Common Stock held by it immediately after Closing, or any securities convertible into or exercisable or exchangeable for Common Stock held by it immediately after Closing (the “Lock-up Shares”), (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any of the Lock-up Shares, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise or (iii) publicly announce any intention to effect any transaction specified in clause (i) or (ii). In the case of the Sponsor Holders and the Management Holders, such restrictions begin at Closing and end on the earlier of (i) the date that is 365 days after Closing, (ii) the closing of a merger, liquidation, stock exchange, reorganization or other similar transaction after the Closing that results in all of the public stockholders of the Company having the right to exchange their shares of common stock for cash securities or other property, or (iii) the day after the date on which the closing price of the Company’s common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing (or at least 180 days after Closing for the Management Holders). In the case of the Lock-up IonQ Holders, such restrictions begin at the Closing and end on the earlier of (i) the date that is 180 days after the Closing or (ii) the date on which the Company completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of the Company’s stockholders having the right to exchange their shares for cash, securities or other property.

Amended and Restated Registration Rights Agreement

In connection with the Closing, that certain registration rights agreement of the Company, dated November 12, 2020, will be amended and restated and the Company, certain persons and entities holding securities of Company prior to the Closing (the “Initial Holders”) and certain persons and entities receiving Common Stock pursuant to the Merger (the “New Holders” and together with the Initial Holders, the “Registration Rights Holders”) shall enter into an amended and restated registration rights agreement at the Closing (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, the Company will agree that, prior to or upon the Closing, it will file with the SEC a registration statement registering the resale of certain securities held by or issuable to the Registration Rights Holders (the “Resale Registration Statement”), and the Company will use reasonable best efforts to have such Resale Registration Statement declared effective as soon as practicable after the filing thereof. In certain circumstances, certain holders can demand up to two underwritten offerings in any 12 month period, and certain holders will be entitled to piggyback registration rights.

The foregoing description of the Merger Agreement, Form Subscription Agreement, Hyundai Subscription Agreement, Kia Subscription Agreement, MSD Subscription Agreement, Silver Lake Subscription Agreement, BEV Subscription Agreement, Form Sponsor Support Agreement, Form Stockholder Support Agreement, Form Lock-Up Agreement and Form Registration Rights Agreement and the transactions and documents contemplated thereby, is not complete and is subject to and qualified in its entirety by reference to the Merger Agreement, Form Subscription Agreement, Hyundai Subscription Agreement, Kia Subscription Agreement, MSD Subscription Agreement, Silver Lake Subscription Agreement, BEV Subscription Agreement, Form Venture Capital Subscription Agreement, Form Sponsor Support Agreement, Form Stockholder Support Agreement, Form Lock-Up Agreement and Form Registration Rights Agreement. Copies of the Merger Agreement, Form Subscription Agreement, Hyundai Subscription Agreement, Kia Subscription Agreement, MSD Subscription Agreement, Silver Lake Subscription Agreement, BEV Subscription Agreement, Form Sponsor Support Agreement, Form Stockholder Support Agreement, Form Lock-Up Agreement and Form Registration Rights Agreement are filed with this Current Report on Form 8-K as Exhibit 2.1, Exhibit 10.1, 10.2, 10.3, 10.4, 10.5, 10.6, 10.7, 10.8, 10.9, 10.10 and 10.11 respectively, and the terms of which are incorporated by reference herein.

The Merger Agreement, Form Subscription Agreement, Hyundai Subscription Agreement, Kia Subscription Agreement, MSD Subscription Agreement, Silver Lake Subscription Agreement, BEV Subscription Agreement, Form Sponsor Support Agreement, Form Stockholder Support Agreement, Form Lock-Up Agreement and Form Registration Rights Agreement (the “Included Agreements”) have been included to provide investors with information regarding their terms. They are not intended to provide any other factual information about dMY or its affiliates. The representations, warranties, covenants and agreements contained in each Included Agreement and the other documents related thereto were made only for purposes of such Included Agreement as of the specific dates therein, were solely for the benefit of the parties to such Included Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Included Agreements instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the Included Agreements and should not rely on the representations, warranties, covenants and agreements or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Included Agreements, as applicable, which subsequent information may or may not be fully reflected in the Company’s public disclosures.

Item 3.02 Unregistered Sales of Equity Securities

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K with respect to the PIPE Investment is incorporated by reference in this Item 3.02. The shares of the Company’s Class A common stock to be issued in connection with the PIPE Investment will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), and will be issued in reliance on the exemption from registration requirements thereof provided by Section 4(a)(2) of the Securities Act.

Item 7.01 Regulation FD Disclosure

On March 8, 2021, the Company and IonQ issued a joint press release (the “Press Release”) announcing the execution of the Merger Agreement. The Press Release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

Attached as Exhibit 99.2 and incorporated herein by reference is the investor presentation dated March 8, 2021, for use by the Company in meetings with certain of its stockholders as well as other persons with respect to the Company’s proposed transaction with IonQ, as described in this Current Report on Form 8-K.

Attached as Exhibit 99.3 and incorporated herein by reference is the transcript of an investor conference call discussing the merger that was released on March 8, 2021.

Attached as Exhibit 99.4 and incorporated herein by reference is a summary of certain risk factors that are applicable to the Business Combination and the business of IonQ, made available to potential investors in the PIPE Investment.

The information in this Item 7.01, including Exhibit 99.1, Exhibit 99.2, Exhibit 99.3 and Exhibit 99.4 is furnished and shall not be deemed “filed” for purposes of Section 18 of the Exchange Act, or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of the Company under the Securities Act or the Exchange Act, regardless of any general incorporation language in such filings. This Current Report on Form 8-K will not be deemed an admission as to the materiality of any information of the information contained in this Item 7.01, including Exhibit 99.1, Exhibit 99.2, Exhibit 99.3 and Exhibit 99.4.

Cautionary Note Concerning Forward-Looking Statements

This Current Report on Form 8-K contains statements that constitute “forward-looking statements,” including with respect to the Merger. Forward-looking statements are subject to numerous conditions, many of which are beyond the control of dMY III, including those set forth in the corresponding Risk Factors section of the registration statement of dMY III for the initial public offering filed with the SEC. Copies are available on the SEC’s website, www.sec.gov. dMY III undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

Additional Information and Where to Find It

A full description of the terms of the Merger Agreement and the related transactions will be provided Registration Statement to be filed with the SEC by the Company that will include a prospectus with respect to the combined company’s securities to be issued in connection with the Merger and a proxy statement with respect to the stockholder meeting of the Company to vote on the Merger. The Company urges its investors, stockholders and other interested persons to read, when available, the Registration Statement as well as other documents filed with the SEC because these documents will contain important information about the Company, IonQ and the transaction. After the Registration Statement is declared effective, the definitive proxy statement/prospectus to be included in the Registration Statement will be mailed to stockholders of the Company as of a record date to be established for voting on the proposed Merger. Once available, stockholders will also be able to obtain a copy of the Registration Statement, including the proxy statement/prospectus, and other documents filed with the SEC without charge, by directing a request to: dMY Technology Group, Inc. III, 11100 Santa Monica Blvd., Suite 2000, Los Angeles, CA 90025. The preliminary and definitive proxy statement/prospectus to be included in the Registration Statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in Solicitation

The Company and IonQ and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the potential transaction described in this press release under the rules of the SEC. Information about the directors and executive officers of dMY is set forth in the Company’s final prospectus filed with the SEC pursuant to Rule 424(b) of the Securities Act on November 16, 2020, and is available free of charge at the SEC’s website at www.sec.gov or by directing a request to: 1180 North Town Center Drive, Suite 100, Las Vegas, Nevada 89144. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the Company’s stockholders in connection with the potential transactions will be set forth in the Registration Statement containing the preliminary proxy statement/prospectus when it is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Non-Solicitation

This Current Report on Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of the Company or IonQ, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits. The following exhibits are filed with this Form 8-K:

Exhibit No.	Description of Exhibits

2.1	Agreement and Plan of Merger, dated as of March 7, 2021.*

10.1	Form Subscription Agreement.

10.2	Hyundai Subscription Agreement.

10.3	Kia Subscription Agreement.

10.4	MSD Subscription Agreement.

10.5	Silver Lake Subscription Agreement.*

10.6	BEV Subscription Agreement.*

10.7	Form Venture Capital / Other Investors Subscription Agreement.

10.8	Form Sponsor Support Agreement.

10.9	Form Stockholder Support Agreement.

10.10	Form Lock-Up Agreement.

10.11	Form Amended and Restated Registration Rights Agreement.

99.1	Joint Press Release, dated as of March 8, 2021.

99.2	Investor Presentation.

99.3	Investor Call Transcript.

99.4	Summary Risk Factors

*	Exhibits and schedules have been omitted from this filing pursuant to Item 601(a)(5) of Regulation S-K and will be furnished to the Securities and Exchange Commission upon request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DMY TECHNOLOGY GROUP, INC. III

By:	/s/ Niccolo de Masi
Name: Niccolo de Masi
Title: Chief Executive Officer

Dated: March 8, 2021